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+1.512.647.1900

February 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ibere Pharmaceuticals
Draft Registration Statement on Form S-1
Submitted December 7, 2020

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ibere Pharmaceuticals (the “Company”), in response to a comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 31, 2020 relating to the above-referenced confidential submission. The Company is concurrently submitting a registration statement on Form S-1, which incorporates changes made in response to the Staff’s Comment (the “Registration Statement”).

For the convenience of the Staff, we have reproduced the text of the Staff’s Comment in italics below with the Company’s response following the Comment. Except as otherwise specifically indicated, page references correspond to the pages of the Registration Statement.

Draft Registration Statement on Form S-1 Submitted December 7, 2020

General

1.       Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the forepart of the prospectus to include a bullet point summary of the Company’s principal risks in the section entitled “Risk Factors” starting on page 26 of the Registration Statement.

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Securities and Exchange Commission

Re: Ibere Pharmaceuticals

February 8, 2021

If you have any questions or require any further information with regard to the foregoing, please contact the undersigned by phone at (512) 647-1902.

Respectfully submitted,

Shearman & Sterling LLP

/s/ Carmelo M. Gordian
Carmelo M. Gordian, Partner

cc:	Osagie Imasogie (Ibere Pharmaceuticals)